Elan Corporation, plc Treasury Building, Lower Grand Canal St. Dublin 2, Ireland T +353 1 709-4000 F +353 1 709-4700

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549 USA

May 3, 2013

Re:	Elan Corporation, plc Form 20-F for Fiscal Year ended December 31, 2012 Filed February 12, 2013 File No. 001-13896

Dear Mr. Rosenberg:

We set forth below our responses to the Staff’s comment letter, dated April 25, 2013, containing comments with respect to our Form 20-F for the fiscal year ended December 31, 2012 (the “2012 Form 20-F”).  The numbered paragraphs below correspond to the numbered comments set forth in the Staff’s letter.  For your convenience, we have reproduced each comment from the Staff’s letter (in italics) immediately before our response.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies
(r) Research and Development, page 121

1.
Please tell us how your accounting policy of expensing acquired in-process research and development as incurred complies with ASC 730-10-25-2c. and/or ASC 350-30-35-17A, as applicable. In addition, tell us how costs to acquire IP, product rights and other similar intangible assets, which you capitalize, relate to research and development and how your policy complies with ASC 730-10-25-2c. and/or ASC 350-30-35-17A, as applicable.

Elan’s Response:

In accordance with ASC 730-10-25-2c., we expense in-process research and development (IPR&D) purchased from others unless the costs meet the definition of an intangible asset and the intangible asset has alternative future uses. The cost to acquire IPR&D purchased from others for use in research and development activities which has alternative future uses is capitalized. IPR&D acquired through a business combination is capitalized as an indefinite-lived intangible asset until the completion or abandonment of the related research and development activity. In addition, we capitalize costs to acquire IP, product rights and other similar intangible assets when the costs meet the definition of an intangible asset in accordance with ASC Topic 350.

We had no capitalized acquired IPR&D at December 31, 2012 (2011: $0.4 million). In addition, we held intangible assets related to licenses and patents of $84.4 million (2011: $96.9 million). These intangible assets relate to Tysabri product rights and intellectual property, and were presented as held for sale as of December 31, 2012. The remaining intangible asset balance at December 31, 2012 of $3.0 million (2011: $5.2 million) relates to computer software.

We propose that in our 2013 Annual Report on Form 20-F we will update our research and development accounting policy to clarify our policy in respect of research and development expenses and acquired IPR&D. Our proposed revised accounting policy disclosure is set out below.

“Research and development

R&D costs are expensed as incurred. Acquired in-process research and development (IPR&D) purchased from others for a specific research and development project with no alternative future uses is expensed as incurred. Costs to acquire IPR&D ~~IP, product rights and other similar intangible assets~~ purchased from others for use in research and development activities which has alternative future uses, and the fair value of IPR&D acquired through a business combination, are ~~is~~ capitalized as indefinite-lived intangible assets until the completion or abandonment of the related research and development activity.  IPR&D capitalized as an intangible asset is not amortized but is tested for impairment annually or when events or circumstances indicate that the fair value may be below the carrying value of the asset.  If and when development is complete, which generally occurs when regulatory approval to market a product is obtained, the associated asset is deemed finite-lived and amortized on a straight-line basis over the estimated useful life of the asset. The method of amortization chosen best reflects the manner in which individual intangible assets are consumed.”

Note 9. Equity Method Investments, page 129

2.	Please tell us why you are not required to provide the financial statements of Janssen AI and Alkermes plc under Rule 3-09 of Regulation S-X.

Elan’s Response:

Janssen AI
We were not required to provide the financial statements of Janssen AI for the years ended December 31, 2012, 2011 or 2010 under Rule 3-09 of Regulation S-X because we did not exceed the 20 percent threshold on either the first or third condition set forth in Rule 1-02(w) of Regulation S-X in respect of Janssen AI. The analysis of the conditions in respect of Janssen AI for the years ended December 31, 2012, 2011 and 2010 is set out below.

	2012	2011	2010
	(in millions)
Condition 1
Elan total assets at December 31	$1,640.2	$1,753.8	$2,017.5
Investments / advances at December 31	$(11.0)	$130.6	$209.0
% of Elan total assets at December 31	1%	7%	10%

Condition 3
Elan loss before tax from continuing operations for year ended December 31	$733.2	$465.5	$613.5
Elan share of losses of investment for year ended December 31	$101.2	$78.4	$26.0
% of Elan losses for year ended December 31	14%	17%	4%

Alkermes plc
We were not required to provide the financial statements of Alkermes plc for the year ended December 31, 2012 under Rule 3-09 of Regulation S-X because we did not exceed the 20 percent threshold on either the first or third condition set forth in Rule 1-02(w) of Regulation S-X in respect of Alkermes plc. We did exceed the 20 percent threshold on the first condition set forth in

Rule 1-02(w) of Regulation S-X in respect of Alkermes plc for the year ended December 31, 2011 and filed Alkermes plc audited financial statements for the year ended March 31, 2012 on Form 20-F/A on June 27, 2012. Furthermore, the Alkermes plc financial statements filed on June 27, 2012 fully reflected all periods in which a share of equity method losses was recorded by Elan. The analysis of the conditions in respect of Alkermes plc for the years ended December 31, 2012 and 2011 are set out below.

	2012		2011
	(in millions)
Condition 1
Elan total assets at December 31	$1,640.2		$1,753.8
Investments / advances at December 31	n/a	1	$527.9
% of Elan total assets at December 31	n/a	1	30%

Condition 3
Elan loss before tax from continuing operations for year ended December 31	$733.2		$465.5
Elan share of losses of investment for year ended December 31	$7.2		$0.7
% of Elan losses for year ended December 31	1%		0%

1 In March 2012, we sold 24.15 million of the ordinary shares that we held in Alkermes plc, which represented 76% of our shareholding in Alkermes plc and following this sale, we continued to own 7.75 million ordinary shares, representing an approximate 6% equity interest in Alkermes plc. Following the disposal of 24.15 million ordinary shares of Alkermes plc, our shareholding ceased to qualify as an equity method investment.

Note 11. Income Taxes, page 133

3.
In the table presented on page 135 presenting the full potential amounts of deferred tax at December 31 of 2012 and 2011, please tell us what the deferred interest of $263 million and $236.4 million, respectively, represents, and why it is a deferred tax asset at December 31, 2011 and 2012 under ASC 740-10-25.

Elan’s Response:

Of the deferred tax asset (DTA) arising on deferred interest expense, $255.8 million (2011: $231.3 million) arises in Ireland with the balance of $7.2 million (2011: $5.1 million) related to interest expense incurred in the U.S.

A deductible temporary difference arises in relation to an Irish deferred interest expense of $2,046.8 million (2011: $1,850.5 million) which relates to an intercompany financing facility. An intercompany liability has been recognised for financial accounting purposes for accrued but unpaid interest expense.  Under Irish law, it is deductible for tax only when paid. Accordingly, the deferred tax asset represents the future tax consequence of settling this liability. A similar deductible temporary difference arises in relation to a U.S. deferred intercompany interest expense of $20.3 million (2011: $14.4 million). This interest expense has also been recognised for financial accounting purposes and it has been paid, but under U.S. tax law its deductibility for tax is subject to certain “thin capital” restrictions under Section 163(j) of the Internal Revenue Code.  Accordingly, the deferred tax asset represents the future tax consequence of recovering an item that exists only on an income tax balance sheet.  A valuation allowance was established against the potential deferred tax asset in respect of the deductible temporary differences at December 31, 2011 where it was not considered more likely than not at that time that a benefit would be recognised, principally as the underlying businesses had a history of losses.

As a result of the significant gains expected to be realised in both Ireland and the U.S. in 2013 following the Tysabri divestment, which completed on April 2, 2013, it was necessary to re-assess and consequently partially release the valuation allowance related to our deferred tax assets, including those for deferred interest expense, at December 31, 2012 as it was more likely than not at that date that a benefit would be recognised.

Note 15. Assets Held for Sale, page 145

4.
Regarding your classification of the Tysabri transaction with Biogen Idec, please tell us how you met the criteria in ASC 360-10-45-9 to classify the Tysabri assets as held for sale at December 31, 2012 and to report the related results of operations as discontinued operations following ASC 205-20-45-1.

Elan’s Response:

Held for Sale
We considered the criteria in ASC 360-10-45-9 to classify the Tysabri assets as held for sale as follows:
a)
Elan management was committed to the divestment of Tysabri to Biogen Idec (Biogen) at December 31, 2012 as demonstrated by the approval by the board of directors of Elan of the preliminary transaction terms, including financial terms, during the December 7, 2012 board meeting.

b)	The Tysabri disposal group was available for immediate sale in its present condition. The disposal group constituted various Tysabri rights, patents and licenses held by Elan.

c)	A single buyer had been identified and the board of directors of the buyer, Biogen Idec, Inc., had approved the preliminary transaction terms in December 2012.

d)
As of December 31, 2012, the sale of the Tysabri disposal group to Biogen Idec, Inc. was deemed probable. The requirements of the Hart–Scott–Rodino (HSR) Act were considered when determining the probability of the sale being completed within one year. Based on the facts and circumstances particular to the Tysabri transaction and third party historical experience with respect to HSR Act matters, we determined that it was probable that HSR Act clearance would be received within the required time-frame and accordingly, the sale of the Tysabri component was deemed probable. The transaction was completed on April 2, 2013.

e)
The preliminary financial terms (up-front payment and future royalties) were considered reasonable in relation to Tysabri’s current fair value, as demonstrated by the approval of the proposed transaction price by the management and Board of a market participant (Biogen Idec, Inc.).

f)
As of December 31, 2012, the outstanding actions required to complete the plan to divest the Tysabri assets (e.g. drafting and executing the agreement as contemplated, obtaining HSR Act clearance) indicated that it was unlikely that significant changes to the plan would be made or that the plan would be withdrawn.

Given the above assessment, we determined that the held for sale asset criteria had been met at December 31, 2012. The subsequent transaction close on April 2, 2013 is further evidence that the transaction was probable at December 31, 2012.

Discontinued Operations
We determined that the conditions necessary to present the results of the Tysabri business as a discontinued operation as set forth in ASC 205-20-45-1 were met at December 31, 2012 as follows:
a)
The Tysabri business was considered to be a component of the Company as its operations and cash flows were clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Our operations will change significantly as a result of the Tysabri divestment transaction. Prior to the consummation of the Tysabri divestment transaction, we generated revenue and incurred expenses through our active participation in the Tysabri collaboration. Following the transaction, we will generate revenue through our passive royalty stream from future sales of Tysabri. Accordingly, the previous operations and cashflows associated with the former Tysabri collaboration agreement activities will be eliminated from our ongoing operations as a result of the Tysabri divestment.

b)	We will not have any significant continuing involvement in the operations of the Tysabri component after the divestment.

Furthermore, in considering the Tysabri operations at the time of the transaction, the four step process in ASC 205-20-55-3 was applied to evaluate whether the above two conditions of paragraph ASC 205-20-45-1 were met, summarised as follows:

Step 1:	Yes. Continuing cash flows will be generated from the royalty arrangement. These cash flows will be indirect in the form of a passive royalty on Tysabri net sales in perpetuity.

Step 2:
No. The royalty agreement does not provide for a migration nor does it provide for a continuation of activities. The revenue-producing activities and cost-generating activities of the component before the disposal transaction were related to our participation in the Tysabri collaboration. We will not continue any of those activities after the disposal transaction; therefore, the cash flows associated with the royalty stream are indirect cash flows. Accordingly, Step 3, an evaluation of the significance of the continuing cash flows, is not necessary. An evaluation of continuing involvement shall be performed.

Step 4:
No. The royalty arrangement will not provide us with the ability to significantly influence the operating or financial policies of the Tysabri component. We will not have any ongoing continuing involvement or performance obligations related to the future royalties (e.g. no Joint Steering Committee participation).

As the continuing cash flows from the royalty arrangement are considered indirect cash flows and we will not have significant continuing involvement in the operations of Tysabri, our historical Tysabri results (i.e. 2012 results and comparatives) were presented in discontinued operations upon classification of the Tysabri disposal group as held for sale.

Note 26. Additional Paid In Capital, page 154

5.
Please provide us your analysis of how you met each of the following conditions under Section 210 of the Codification of Accounting Series Releases 25 when a quasi-reorganization can be effected without the creation of a new corporate entity:

•	Earned surplus, as of the date selected, is exhausted;

•	Upon consummation of the quasi-reorganization, no deficit exists in any surplus account;

•
The entire procedure is made known to all persons entitled to vote on matters of general corporate policy and the appropriate consents to the particular transactions are obtained in advance in accordance with the applicable laws and charter provisions; and

•
The procedure accomplishes, with respect to the accounts, substantially what might be accomplished in a reorganization by legal proceedings -- namely, the restatement of assets in terms of present conditions as well as appropriate modifications of capital and capital surplus, in order to obviate so far as possible necessity of future reorganizations of like nature.

Elan’s Response:

In accordance with the provisions of Irish Company Law, we initiated formal court proceedings to create income available for distribution during 2012. On July 19, 2012, we obtained Irish High

Court approval to reduce the share premium account (additional paid-in capital, (“APIC”)) of the Company by $6,199.9 million and use these reserves to set-off the accumulated deficit of the Company, with the balance to be treated as income which shall be available for distribution. Accordingly, we presented this reduction in share premium (APIC) and set-off against the accumulated deficit in our 2012 Consolidated Financial Statements to reflect the components of equity in accordance with Irish Company Law.

We respectfully acknowledge that we did not meet each of the four conditions under Section 210 of the Codification of Accounting Series Releases 25. The Irish High Court approval resulted solely in an elimination of accumulated deficit, and neither did it nor Elan set out to or effect substantially what might be accomplished in a formal reorganization. Accordingly, we propose that we will amend future filings to reverse the entry by increasing APIC and reducing accumulated surplus by $6,199.9 million. Supplementally, we plan to continue to include a footnote disclosure, similar to that included in note 26 to our 2012 Consolidated Financial Statements, to provide information on the distributable reserves of the Company under Irish Company Law. Our proposed revised footnote disclosure is set out below.

26.    Additional Paid In Capital

In accordance with the provisions of Irish Company Law, we took steps to create income available for distribution during the year. At our Annual General Meeting on May 24, 2012, the shareholders resolved, subject to the approval of the High Court of Ireland, to reduce the share premium account (APIC) of the Company by cancelling some or all of the Company’s share premium account (the final amount to be determined by the Directors). The Directors subsequently resolved to reduce the share premium account of the Company by $6,199.9 million and use these reserves to set-off the accumulated deficit of the Company, with the balance to be treated as income which shall be available for distribution. On July 19, 2012, the Irish High Court approved the Directors’ resolution and this order was registered with the Irish Companies Registration Office on July 23, 2012. The distributable reserves of the Company under Irish Company Law at December 31, 2012 were $1,757.4 million (2011: $Nil).

6.
Please provide us disclosure to be provided in future periodic reports that discusses your accounting policy for the subsequent recognition of tax benefits of deductible temporary differences and carryforwards as of the date of effecting the share premium account reduction. In addition, provide us an analysis of ASC 852-740-45-3 and SAB Topic 5.S. supporting your accounting for tax benefits recognized in 2012 subsequent to the effecting the share premium account reduction.

Elan’s Response:

As stated above, we respectfully acknowledge that we did not meet each of the four conditions under Section 210 of the Codification of Accounting Series Releases 25 and propose that we will amend future filings to reverse the entry by increasing APIC and reducing accumulated surplus by $6,199.9 million. Accordingly, the scope of guidance in ASC 852-740-45-3 and SAB Topic 5.S. is not applicable.

Note 37. Supplemental Guarantor Information, page 178

7.
Please clarify in proposed revised disclosure to be provided in future periodic reports, if true, that all of your subsidiary guarantors are 100% owned subsidiaries of the company as required by paragraph (d) of Rule 3-10 of Regulation S-X. In addition, include in your proposed disclosure all the disclosures, as applicable, required by paragraph (i) 8, 9 and 10 of Rule 3-10 of Regulation S-X.

Elan’s Response:

Please refer to Appendix I for our proposed revised disclosure which we will include in our 2013 Annual Report on Form 20-F, or any subsequent Annual Report in which we are obliged to include the information required in accordance with Rule 3-10 of Regulation S-X.

We advise the Staff supplementally that the entire principal amount of our outstanding debt, the 6.25% Senior Notes due 2019, was redeemed on May 2, 2013. If we do not issue a new registered security that is guaranteed before December 31, 2013, we will not be obliged to include the information required in accordance with Rule 3-10 of Regulation S-X in our 2013 Annual Report on Form 20-F.

8.
Please provide us your basis in rule 3-10 of regulation S-X for accounting for your discontinued operations as a separate line within the parent company column and as a separate column in your condensed consolidating Statements of Operations for the years ended December 31, 2012, 2011 and 2010, rather than in the guarantor subsidiaries column.

Elan’s Response:

In the absence of specific guidance stating how the parent company should present its share of its subsidiaries’ net income from discontinued operations, we presented the parent company’s share of its subsidiaries’ discontinued operations net income in the net income from discontinued operations reporting line in the Condensed Consolidated Statement of Operations of the parent company. In addition, the guarantor subsidiaries’ column of the Condensed Consolidated Statement of Operations included the results of the continuing operations of the guarantor subsidiaries, along with the results of the guarantor subsidiaries’ discontinued operations. A separate discontinued operations column eliminated the discontinued operations components to present the results of discontinued operations as a single reporting line item. This presentation approach was adopted as we believed that all of the financial information required by an investor to establish how much of the quoted debt was guaranteed by Elan and its Consolidated Subsidiaries was available in the note as presented, which was transparent in including additional information concerning the composition of discontinued operations.

However, we propose that, should we be obliged to include the information required in accordance with Rule 3-10 of Regulation S-X in our 2013 Annual Report on Form 20-F, or any subsequent Annual Report, we will include the results of the discontinued operations of the guarantor subsidiaries as a single reporting line item within the guarantor subsidiaries’ column in the Condensed Consolidated Statement of Operations and omit the additional discontinued operations column. Please refer to Appendix I for our proposed revised disclosure.

We acknowledge that:  (i) we are responsible for the adequacy and accuracy of the disclosure in our Form 20-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We believe that we have fully responded to the Staff’s comments.  However, if you have any questions about any of our responses or require further information, please do not hesitate to telephone me at 011-353-1-709-4234.

Yours sincerely,

/s/ Nigel Clerkin
Nigel Clerkin
Executive Vice President and Chief Financial Officer

APPENDIX I

37.    Supplemental Guarantor Information

Elan Finance, plc and Elan Finance Corp., as Issuers of the 6.25% Notes and all of the subsidiary guarantors are 100% owned subsidiaries of Elan Corporation, plc. As part of the offering and sale of the 6.25% Notes, Elan Corporation, plc and certain of its subsidiaries have guaranteed these notes.

Each subsidiary that has guaranteed our 6.25% Notes will be released from its guarantee in the event:

•	there is a legal defeasance of the 6.25% Notes;

•	there is a sale or other disposition of the shares or assets of the subsidiary if, after such sale or disposition, the subsidiary is no longer “restricted” for debt covenant purposes; or

•	the subsidiary is designated as “unrestricted” for debt covenant purposes;

provided that any transaction is carried out in accordance with the provisions of the indentures governing the 6.25% Notes.

In accordance with the Indenture dated as of October 1, 2012, all guarantees provided by each subsidiary guarantor are full and unconditional, and joint and several in nature.

There are no significant restrictions on the ability of the parent company (Elan Corporation, plc) or any guarantor subsidiary to obtain funds from its subsidiaries by dividend or loan. There are certain restrictions imposed on the ability of the Company, to enter into any transactions or series of related transactions with our non guarantor subsidiaries. Elan Corporation, plc and the guarantor subsidiaries are not permitted to directly or indirectly enter into any transaction or series of related transactions for the benefit of any of its non guarantors unless:

•	the transaction is deemed to be on an arm’s length basis;

•
in the event that a transaction is on an arm’s length basis and involves payments, transfers of property or services with a fair market value in excess of $5 million, the terms of the transaction must be approved by the Board of Directors of Elan Corporation, plc;

•
in the event that a transaction is on an arm’s length basis and involves payments, transfers of property or services with a fair market value in excess of $15 million, the terms of the transaction must be approved by the Board of Directors of Elan Corporation, plc and an opinion obtained from an independent Financial Advisor that the transaction is fair from a financial and commercial point of view to the parent company and its guarantor subsidiaries

Presented below is condensed consolidating information for Elan Finance plc, the issuer of the debt, Elan Corporation, plc, the parent guarantor of the debt, the guarantor subsidiaries of Elan Corporation, plc, and the non-guarantor subsidiaries of Elan Corporation, plc. ~~All of the subsidiary guarantors are wholly owned subsidiaries of Elan Corporation, plc.~~

1

Consolidating Statements of Operations

For the Year Ended December 31, 2012

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
(In millions)

Continuing Operations
Revenue	$—	$—	$1,045.0	$0.7	$(1,045.5)	$0.2
Cost of sales	—	—	750.5	—	(750.3)	0.2
Gross margin	—	—	294.5	0.7	(295.2)	—
Operating expenses:
Selling, general and administrative expenses	—	51.6	111.5	6.2	(55.7)	113.6
Research and development expenses	—	—	309.5	25.0	(239.5)	95.0
Other net charges/(gains)	—	—	168.6	0.3	—	168.9
Net loss on divestment of business	—	17.1	(17.1)	—	—	—
Total operating expenses	—	68.7	572.5	31.5	(295.2)	377.5
Operating (loss)/income	—	(68.7)	(278.0)	(30.8)	—	(377.5)
Share of net losses of subsidiaries	—	(304.0)	—	—	304.0	—
Net interest and investment (gains)/losses	(0.7)	—	345.9	10.5	—	355.7
Income/(loss) before provision for income taxes	0.7	(372.7)	(623.9)	(41.3)	304.0	(733.2)
Provision for/(benefit from) income taxes	0.2	—	(360.7)	—	—	(360.5)
Net income/(loss) from continuing operations	$0.5	$(372.7)	$(263.2)	$(41.3)	$304.0	$(372.7)

Discontinued Operations
Net income from discontinued operations (net of tax)	—	235.3	235.3	—	(235.3)	235.3
Net income/(loss) for the year	$0.5	$(137.4)	$(27.9)	$(41.3)	$68.7	$(137.4)

2

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2011

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)

Continuing Operations
Revenue	$—	$—	$841.4	$—	$(837.4)	$4.0
Cost of sales	—	—	638.9	—	(638.1)	0.8
Gross margin	—	—	202.5	—	(199.3)	3.2
Operating expenses:
Selling, general and administrative expenses	—	43.5	113.8	5.1	(55.2)	107.2
Research and development expenses	—	—	226.9	22.8	(142.9)	106.8
Net gain on divestment of businesses	—	—	67.0	(67.0)	—	—
Other net (gains)/charges	—	—	25.5	—	(1.2)	24.3
Total operating expenses	—	43.5	433.2	(39.1)	(199.3)	238.3
Operating (loss)/income	—	(43.5)	(230.7)	39.1	—	(235.1)
Share of net gains/(losses) of subsidiaries	—	(410.0)	—	—	410.0	—
Net interest and investment losses/(gains)	0.1	—	241.3	(11.0)	—	230.4
(Loss)/income before provision for income taxes	(0.1)	(453.5)	(472.0)	50.1	410.0	(465.5)
(Benefit from)/provision for income taxes	(0.1)	—	(11.9)	—	—	(12.0)
Net income/(loss) from continuing operations	$—	$(453.5)	$(460.1)	$50.1	$410.0	$(453.5)

Discontinued Operations
Net income from discontinued operations (net of tax)	—	1,014.0	1,014.0	—	(1,014.0)	1,014.0
Net income/(loss) for the year	$—	$560.5	$553.9	$50.1	$(604.0)	$560.5

3

Condensed Consolidating Statements of Operations
For the Year Ended December 31, 2010

				Non-
	Elan	Parent	Guarantor	Guarantor	Elimination
	Finance plc	Company	Subsidiaries	Subsidiaries	Adjustments	Consolidated
(In millions)

Continuing Operations
Revenue	$—	$—	$766.2	$—	$(722.1)	$44.1
Cost of sales	—	—	500.5	—	(488.3)	12.2
Gross margin	—	—	265.7	—	(233.8)	31.9
Operating expenses:
Selling, general and administrative expenses	—	62.8	109.3	5.2	(53.1)	124.2
Research and development expenses	—	—	299.6	9.1	(180.2)	128.5
Settlement reserve charge	—	—	206.3	—	—	206.3
Net gain on divestment of businesses	—	—	(1.0)	—	—	(1.0)
Other net charges/(gains)	—	0.9	52.9	(0.5)	(0.5)	52.8
Total operating expenses	—	63.7	667.1	13.8	(233.8)	510.8
Operating (loss)/income	—	(63.7)	(401.4)	(13.8)	—	(478.9)
Share of net gains/(losses) of subsidiaries	—	(497.6)	—	—	497.6	—
Net interest and investment (gains)/losses	(1.2)	—	141.6	(5.8)	—	134.6
Income/(loss) before provision for income taxes	1.2	(561.3)	(543.0)	(8.0)	497.6	(613.5)
Provision for/(benefit from) income taxes	0.3	—	(52.5)	—	—	(52.2)
Net income/(loss) from continuing operations	$0.9	$(561.3)	$(490.5)	$(8.0)	$497.6	$(561.3)

Discontinued Operations
Net income from discontinued operations (net of tax)	—	236.6	236.6	—	(236.6)	236.6
Net income/(loss) for the year	$0.9	$(324.7)	$(253.9)	$(8.0)	$261.0	$(324.7)

4

Condensed Consolidating Balance Sheets
For the Year Ended December 31, 2012

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
ASSETS
Current Assets:
Cash and cash equivalents	$2.7	$0.1	$412.3	$16.2	$—	$431.3
Restricted cash — current	—	—	2.6	—	—	2.6
Accounts receivable, net	—	—	193.5	—	—	193.5
Assets held for sale	—	—	113.8	—	106.3	220.1
Investment securities — current	—	—	1.1	166.8	—	167.9
Inventory	—	—	25.1	—	(25.1)	—
Intercompany receivables	5.3	2,979.0	4,308.2	638.7	(7,931.2)	—
Deferred tax assets — current	0.2	—	380.7	—	—	380.9
Prepaid and other current assets	—	—	13.2	—	—	13.2
Total current assets	8.2	2,979.1	5,450.5	821.7	(7,850.0)	1,409.5
Property, plant and equipment, net	—	—	12.7	—	—	12.7
Goodwill and other intangible assets, net	—	—	3.0	—	96.0	99.0
Equity method investment	—	—	—	14.0	—	14.0
Investment securities — non-current	—	—	8.6	—	—	8.6
Investments in subsidiaries	—	—	12,545.2	—	(12,545.2)	—
Restricted cash — non-current	—	—	13.7	—	—	13.7
Intercompany receivables	588.0	—	7,241.9	1.1	(7,831.0)	—
Deferred tax assets — non-current	0.3	—	64.3	—	—	64.6
Other assets	11.8	—	6.3	—	—	18.1
Total assets	$608.3	$2,979.1	$25,346.2	$836.8	$(28,130.2)	$1,640.2

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$—	$—	$45.6	$—	$—	$45.6
Accrued and other current liabilities	9.6	0.1	302.7	0.1	1.6	314.1
Intercompany payables	0.1	2,147.2	6,268.0	160.5	(8,575.8)	—
Total current liabilities	9.7	2,147.3	6,616.3	160.6	(8,574.2)	359.7
Long term debts	600.0	—	—	—	—	600.0
Intercompany payables	—	174.5	11,834.8	—	(12,009.3)	—
Other liabilities	—	39.1	23.2	—	—	62.3
Total liabilities	609.7	2,360.9	18,474.3	160.6	(20,583.5)	1,022.0
Shareholders’ equity/(deficit)	(1.4)	618.2	6,871.9	676.2	(7,546.7)	618.2
Total liabilities and shareholders’ equity/(deficit)	$608.3	$2,979.1	$25,346.2	$836.8	$(28,130.2)	$1,640.2

5

Condensed Consolidating Balance Sheets
For the Year Ended December 31, 2011

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
ASSETS
Current Assets:
Cash and cash equivalents	$1.8	$0.8	$265.7	$3.4	$—	$271.7
Restricted cash — current	—	—	2.6	—	—	2.6
Accounts receivable, net	—	—	167.7	—	—	167.7
Investment securities — current	—	—	0.3	—	—	0.3
Inventory	—	—	42.2	—	(18.4)	23.8
Intercompany receivables	22.8	2,964.0	3,646.3	140.3	(6,773.4)	—
Deferred tax assets — current	0.1	—	26.1	—	—	26.2
Prepaid and other current assets	—	—	25.7	—	—	25.7
Total current assets	24.7	2,964.8	4,176.6	143.7	(6,791.8)	518.0
Property, plant and equipment, net	—	—	83.2	—	—	83.2
Goodwill and other intangible assets, net	—	—	107.0	—	202.9	309.9
Equity method investment	—	—	130.6	545.2	—	675.8
Investment securities — non-current	—	—	9.8	—	—	9.8
Investments in subsidiaries	—	—	12,545.6	—	(12,545.6)	—
Restricted cash — non-current	—	—	13.7	—	—	13.7
Intercompany receivables	588.4	—	7,021.6	1.1	(7,611.1)	—
Deferred tax assets — non-current	0.6	—	123.5	—	(5.2)	118.9
Other assets	11.1	—	13.3	—	0.1	24.5
Total assets	$624.8	$2,964.8	$24,224.9	$690.0	$(26,750.7)	$1,753.8

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current Liabilities:
Accounts payable	$—	$—	$46.4	$—	$—	$46.4
Accrued and other current liabilities	11.4	0.1	210.6	—	7.8	229.9
Intercompany payables	0.2	1,975.4	5,446.6	5.7	(7,427.9)	—
Total current liabilities	11.6	1,975.5	5,703.6	5.7	(7,420.1)	276.3
Long term debts	615.0	—	—	—	—	615.0
Intercompany payables	—	175.3	11,614.9	—	(11,790.2)	—
Other liabilities	—	12.2	53.7	—	(5.2)	60.7
Total liabilities	626.6	2,163.0	17,372.2	5.7	(19,215.5)	952.0
Shareholders’ equity/(deficit)	(1.8)	801.8	6,852.7	684.3	(7,535.2)	801.8
Total liabilities and shareholders’ equity/(deficit)	$624.8	$2,964.8	$24,224.9	$690.0	$(26,750.7)	$1,753.8

6

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2012

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$95.5	$(21.5)	$36.5	$(55.2)	$—	$55.3

Cash flows from investing activities:
Purchase of property, plant and equipment	—	—	(10.3)	—	—	(10.3)
Purchase of intangible assets	—	—	(1.8)	—	—	(1.8)
Purchase of investment securities	—	—	(0.7)	—	—	(0.7)
Funding of equity method investment in Janssen AI	—	—	(76.9)	—	—	(76.9)
Receipt of deferred consideration	—	—	12.0	—	—	12.0
Proceeds from sale of equity method investment	—	—	—	380.9	—	380.9
Net cash (used in)/provided by investing activities	—	—	(77.7)	380.9	—	303.2

Cash flows from financing activities:
Cash distribution to Prothena Corporation, plc	—	(99.0)	—	(26.0)	—	(125.0)
Proceeds from employee stock issuances	—	20.8	—	—	—	20.8
Repayment of loans	(682.5)	—	—	—	—	(682.5)
Net proceeds from debt issuances	587.9	—	—	—	—	587.9
Loans to group undertakings	—	99.0	187.9	(286.9)	—	—
Repayment of government grants	—	—	—	—	—	—
Net cash (used in)/provided by financing activities	(94.6)	20.8	187.9	(312.9)	—	(198.8)
Effect of exchange rate changes on cash	—	—	(0.1)	—	—	(0.1)
Net increase/(decrease) in cash and cash equivalents	0.9	(0.7)	146.6	12.8	—	159.6
Cash and cash equivalents at beginning of year	1.8	0.8	265.7	3.4	—	271.7
Cash and cash equivalents at end of year	$2.7	$0.1	$412.3	$16.2	$—	$431.3

7

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2011

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$697.4	$(5.8)	$(826.2)	$14.4	$—	$(120.2)

Cash flows from investing activities:
Decrease in restricted cash	—	—	206.8	—	—	206.8
Proceeds from disposal of property, plant and equipment	—	—	1.3	—	—	1.3
Purchase of property, plant and equipment	—	—	(27.3)	—	—	(27.3)
Purchase of intangible assets	—	—	(2.5)	—	—	(2.5)
Purchase of equity method investment	—	—	—	(20.0)	—	(20.0)
Purchase of non-current investment securities	—	—	(0.6)	—	—	(0.6)
Sale of investment securities	—	—	2.8	—	—	2.8
Proceeds from business disposals	—	—	500.0	—	—	500.0
Net cash used in investing activities	—	—	680.5	(20.0)	—	660.5

Cash flows from financing activities:
Proceeds from employee stock issuances	—	6.3	—	—	—	6.3
Repayment of loans	(697.3)	—	—	—	—	(697.3)
Net proceeds from debt issuances	—	—	—	—	—	—
Loans to group undertakings	—	—	132.1	(132.1)	—	—
Repayment of government grants	—	—	—	—	—	—
Net cash provided by/(used in) financing activities	(697.3)	6.3	132.1	(132.1)	—	(691.0)
Effect of exchange rate changes on cash	—	—	(0.1)	—	—	(0.1)
Net increase/(decrease) in cash and cash equivalents	0.1	0.5	(13.7)	(137.7)	—	(150.8)
Cash and cash equivalents at beginning of year	1.7	0.3	279.4	141.1	—	422.5
Cash and cash equivalents at end of year	$1.8	$0.8	$265.7	$3.4	$—	$271.7

8

Condensed Consolidating Statements of Cash Flows
For the Year Ended December 31, 2010

	Elan Finance plc	Parent Company	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Elimination Adjustments	Consolidated
	(In millions)
Cash flows from operating activities:
Net cash provided by/(used in) operating activities	$259.8	$(5.0)	$(176.2)	$(10.4)	$—	$68.2

Cash flows from investing activities:
Decrease in restricted cash	—	—	(191.4)	—	—	(191.4)
Proceeds from disposal of property, plant and equipment	—	—	0.1	—	—	0.1
Purchase of property, plant and equipment	—	—	(40.9)	—	—	(40.9)
Purchase of intangible assets	—	—	(3.6)	—	—	(3.6)
Purchase of non-current investment securities	—	—	(0.9)	—	—	(0.9)
Sale of investment securities	—	—	16.4	—	—	16.4
Proceeds from business disposals	—	—	4.3	—	—	4.3
Net cash used in investing activities	—	—	(216.0)	—	—	(216.0)

Cash flows from financing activities:
Proceeds from employee stock issuances	—	1.8	—	—	—	1.8
Repayment of loans	(455.0)	—	—	—	—	(455.0)
Net proceeds from debt issuances	187.1	—	—	—	—	187.1
Intercompany investments/capital contributions	—	—	(0.9)	0.9	—	—
Loans to group undertakings	—	—	251.0	(251.0)	—	—
Repayment of government grants	—	—	—	—	—	—
Net cash provided by/(used in) financing activities	(267.9)	1.8	250.1	(250.1)	—	(266.1)
Effect of exchange rate changes on cash	—	—	(0.1)	—	—	(0.1)
Net increase/(decrease) in cash and cash equivalents	(8.1)	(3.2)	(142.2)	(260.5)	—	(414.0)
Cash and cash equivalents at beginning of year	9.8	3.5	421.6	401.6	—	836.5
Cash and cash equivalents at end of year	$1.7	$0.3	$279.4	$141.1	$—	$422.5

9